

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 20, 2016

Vincent J. Galifi
Chief Financial Officer
Magna International, Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

> **Re: Magna International, Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Form 6-K**
> **Filed March 3, 2016**
> **File No. 001-11444**

Dear Mr. Galifi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2015

General

1.   The December 7, 2015 Agency Agreement included as Exhibit 99 to your from 6-K filed on December 8, 2015 indicates that in limited circumstances you may engage in dealings or transactions with or in sanctioned countries which the agreement defines to include Syria and Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 40-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, customers or other direct or indirect arrangements. For instance, you identify BMW Group, Daimler, Volkswagen, Honda, Toyota and Renault-Nissan as customers. Publicly available information indicates that each of these companies may sell products into Syria and/or

Sudan. Please tell us whether these customers sell products incorporating your products or components into Syria or Sudan. You should describe any products, components, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Exhibit 99.4

3.   We note you refer to the Annual Report on Form 40-F of the Company dated the 28th day of March, 2016 for the fiscal year ending "December 31, 2014." Please amend your filing to provide a revised certification that refers to the correct fiscal year end of December 31, 2015.

4.   We note you dated the certificate as of the 28th day of "March, 2015." Please amend to update the year in which the certificate was dated.

Form 6-K Filed on March 3, 2016

Exhibit 99.1

Management's Discussion and Analysis
Financial Condition, Liquidity and Capital Resources
Cash Flow from Operations, page 16

5.   Please provide a more robust discussion of operating cash flow activities including addressing the material drivers underlying significant changes of individual cash flow items. We note you recited items that you describe as non-cash without explaining how these items actually affect operating cash. Refer to section IV.B.1 SEC Release No. 33-8350 for guidance.

Disclosure controls and procedures, page 24

6.   Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please confirm to us and revise to clarify, if true, that the conclusion in regard to the company's disclosure controls and procedures is on the basis as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Report of the Independent Registered Public Accounting Firm

7.   We note that both the audit report on the Financial Statements and on Internal Controls over Financial Reporting do not indicate the location of where they were issued. Please amend your filing to include revised audit reports that include this information as required by paragraph 3 of Auditing Standard No. 1 and Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements
Note 20. Stock-Based Compensation
[c] Restricted stock unit program, page 28

8.   We note the dividend equivalents associated with your restricted units. You disclose that dividend equivalents are credited at the times and in the amounts of dividends that are declared and paid on your common shares. Please tell us your consideration of ASC 260-10-45-61A and 718-10-55-45 in regard to the effect given to such in computing your earnings per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Vincent J. Galifi
Magna International, Inc.
July 20, 2016
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure